Exhibit 17.2

-----Original Message-----
From: Biles Douglas [mailto:douglas.biles@gmail.com]
Sent: Sunday, November 20, 2011 5:46 PM
To: Power Rob; De Smedt Jos; Norris Mark
Cc: Talesnick, Alan; Crozier Mike; Miciak Blaine
Subject: Formal Notice

Gentlemen

As the Board terminated my Employment Agreement as of midnight November 14, I am entitled to the following:

a.	Pursuant to each of Articles 9.31 and 9.32 the sum of $360,000 for a total of $720,000, which pursuant to Article 9.4 is to be paid in cash not later than 20 days after termination (December 4)

b.	Payment of outstanding wages to November 15, being $142,500

c.	Payment for unused vacation being $30,000

d.	Payment of outstanding expenses being an estimated $125,000. Final amount to be verified by Blaine Miciak, Wescorp’s Controller .

Yours truly

Douglas Biles